Exhibit 23.2

Consent of Independent Auditors’

Board of Directors

FC-GEN Acquisition, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-133115-61) on Form S-3 of ElderTrust Operating Limited Partnership of our report dated March 30, 2008, relating to the consolidated financial statements of FC-GEN Acquisition, Inc. which report appears in the December 31, 2007 Annual Report on Form 10-K of ElderTrust Operating Limited Partnership.

Our report on the consolidated financial statements refers to FC-GEN Acquisition, Inc. adoption of Emerging Issues Task Force Issue No. 04-5, “Determining Whether a General Partner, or the General Partner of a Group, Controls a Limited Partnership or Similar Entity when the Limited Partnership has Certain Rights” as of October 1, 2006 and the adoption of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” in 2006.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 30, 2008